March 3, 2010

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, DC  20549

Attention:              Stephen Krikorian

Morgan Youngwood

Re:          ActivIdentity Corporation

Item 4.01 Form 8-K

Filed February 19, 2010

File No. 000-34137

Ladies and Gentlemen:

ActivIdentity Corporation (the “Company”) is providing this response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated February 25, 2010 (the “Staff Letter”), relating to the above-referenced Current Report on Form 8-K (the “Form 8-K”).  The Company is filing herewith an amendment to the Form 8-K in response to the Staff Letter.

In this letter, we have recited the comment from the Staff Letter in italicized, bold type and followed the comment with the Company’s response.

Form 8-K filed February 19, 2010

1.             We note from your disclosures that on February 17, 2010, management recommended to the audit committee to cease the auditor-client relationship with BDO Seidman, LLP and engage Ernst & Young LLP for the remainder of fiscal year 2010.  Please revise your disclosures to state whether BDO resigned, declined to stand for election or was dismissed.  We refer you to Item 304(a)(l)(i) of Regulation S-K.

In response to the Staff’s comment, the Company has provided the requested disclosure in the amended Form 8-K.

Other Matters

As requested by the Staff Letter, please note that the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions, please call me at (510) 574-0100.

Sincerely,

ActivIdentity Corporation

/s/ Jacques Kerrest

Jacques Kerrest
Chief Financial Officer

cc:	Douglas H. Collom, Wilson Sonsini Goodrich & Rosati, P.C.
Julia Reigel, Wilson Sonsini Goodrich & Rosati, P.C.